April 17, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Annual Report on Form 10-K for the fiscal year ended December 31, 2017; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Amyris, Inc. hereby provides notice that disclosure under Section 13(r) of the Securities Exchange Act of 1934 has been included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the Securities and Exchange Commission on April 17, 2018.

Respectfully submitted,

AMYRIS, INC.

By:	/s/ Nicole Kelsey
Nicole Kelsey
General Counsel and Secretary

5885 Hollis Street Suite 100, Emeryville, California 94608

P: 510 450 0761 F: 510 225 2648